January 23, 2009
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Kevin Woody

RE:	General Growth Properties, Inc. (the “Company”) Form 8-K for Event Reported October 21, 2008 Filed October 27, 2008 File No. 001-11656
(By FAX and US Mail)
Ladies and Gentlemen:
This letter is in response to the comment contained in your letter dated November 3, 2008 (the “Comment Letter”) to Exhibit 99.1 of the Company’s Form 8-K (attached for reference) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on October 27, 2008 and subsequent communications between the Company and the SEC. As requested in the Comment Letter, this response is also being filed on EDGAR.
The Company’s response to the Commission’s comment raised in the Comment Letter is set forth below. The Commission’s comment is reproduced in italics and is followed by the Company’s response.
Form 8-K filed October 27, 2008
Exhibit 99.1
1.	We note from your disclosure that affiliates of the Bucksbaum family trust advanced an unsecured loan to Mr. Freibaum, your former Director and Chief Financial Officer, and that $80 million of the original $90 million unsecured loan is presently outstanding. It appears a principal stockholder of the company has settled the personal margin debt related to the company’s common stock on Mr. Freibaum’s behalf generating the original $90 million unsecured loan. As such, please tell us whether the company has considered, and provide us with your analysis of SAB Topic 5.T. Within your response, please provide support detailing how you believe Mr. Freibaum will be able to repay the outstanding amount due.

We considered SAB Topic 5.T, Accounting For Expenses Or Liabilities Paid By Principal Stockholder(s), in our analysis of the loans to Mr. Freibaum and Mr. Michaels, our former President and current Chief Operating Officer. Our analysis of these loan transactions is described below. We have concluded that the appropriate accounting treatment of these transactions is that the affiliate of certain Bucksbaum family trusts (the “Trusts”) made capital contributions to the Company, and the Company incurred non-cash compensation expense in exchange for services rendered. The presumptions that the loans have terms more favorable than generally available in the market and that the loans were transacted by the stockholder (that is, the affiliate of the Trusts) related to the respective employee’s relationship with the Company could not be overcome. Accordingly, in the fourth quarter 2008 we will record a cumulative adjustment of approximately $15 million as our estimate of the non-cash compensation expense attributable to the loan transactions with Mr. Freibaum and Mr. Michaels.

In considering whether the loans actually constituted a transaction that should be recognized by the Company, the following facts concerning the loans, as summarized in Exhibit 99.1 of the October 27, 2008 Form 8-K attached for reference, were considered relevant:
•	Mr. Freibaum’s aggregate $90 million loan was a series of individual advances from November 2007 to September 2008, with each advance in the $5 to $15 million range.

•	Mr. Michaels’ $10 million loan was made in February 2008 and was repaid in full in September 2008.

•	Mr. Freibaum’s employment with the Company was terminated in early October 2008, prior to the Company’s independent members of the Board of Directors becoming aware of the loans.

•	The loans were made on a full recourse basis by an affiliate of the Bucksbaum family trust for the purpose of repaying personal margin debt. The loans were in violation of Company policy and no Company assets were involved.
We referred to SFAS 123(R), Share-Based Payment, which indicates that share-based payments awarded to an employee of the reporting entity by a principal stockholder is compensation for services provided to the entity and should be accounted for by the entity. SAB Topic 5.T broadens this concept such that transaction recognition by an enterprise is not limited to those transactions where the principal stockholder transfers stock to the employee. SAB Topic 5.T also indicates that recognition of a transaction by a company needs to occur when an expense is paid or a liability is assumed by the principal stockholder.

Our analysis included determining whether the affiliate of the Trusts is considered a principal stockholder of the Company. The affiliate of the Trusts that made the loans did not own any common shares of the Company during 2007 or 2008. However, the Trusts owned an approximate 24.1% beneficial interest in the equity of the Company through ownership of common stock and non-voting Operating Partnership Units and both the affiliate and the Trusts were under common control. Although “principal stockholder” is defined within SFAS 57, Related Party Disclosures, as an “owner of record or known beneficial owner of more than 10% of the voting interests of the enterprise” and the Operating Partnership Units are non-voting, the Operating Partnership Units are convertible at any time into the Company’s common stock. Accordingly, for this purpose, we concluded the affiliate of the Trusts must be considered a principal stockholder.

SFAS 123(R) indicates that share-based payments should not be recorded as compensation expense if the transfer is clearly for a purpose other than compensation for services to the reporting entity. There is no evidence to indicate that there was a personal or business reason independent of the employee-company relationship that could provide the rationale for these loans being made. We therefore concluded that the terms of the loans were more beneficial than loans of this nature generally available in the marketplace, and determined there were benefits to the employees in receiving loans of this type. Based on the above, the Company has concluded that non-cash compensation expense has been triggered by the extension of the loans by the affiliate of the Trusts to Mr. Freibaum and Mr. Michaels under SAB Topic 5.T.

In considering the measurement of the deemed compensation expense that arises as a result of the loans, it is important to note that the loans in question were not a single transaction, but rather a series of transactions over an extended period of time. Although each advance was made pursuant to overall loan agreements that contemplated such advances, each transaction was separate. In addition, there were specific amendments (January 16, 2008 and August 21, 2008) to Mr. Freibaum’s loan which reflected his current margin situation, credit risk and total loan amount outstanding. The loan was unsecured for an unspecified duration and bore interest at the LIBOR rate (amended to LIBOR plus 1.5% in August 2008).

Similar to SFAS 123(R) under which compensation expense arising from stock option grants is based solely on the value of the instrument on the date of the grant, we concluded it is appropriate to measure the compensation expense deemed to arise from the loan as the value of the benefit to the employee on the date the advances are made or the loan was amended or modified. We calculated the fair value of the loan based on a derivation of the income approach known as the discounted cash flow method in accordance with Generally Accepted Accounting Principles. Specifically, the fair value of the loan was calculated as the present value of the estimated future cash flows (consisting of quarterly interest payments, an annual loan commitment fee, and principal repayment upon demand of the loan) attributable to the loan using a market-based discount rate that accounts for the time value of money and the appropriate degree of risk inherent in the loan as of the various valuation dates. Included in our valuation of the fair value of the loan is a consideration for the credit risk of the loan on each date of issuance, based upon, among other considerations, Mr. Freibuam’s stockholdings in the Company, outstanding loans and his current and past compensation from the Company. We valued the loan at each respective disbursement date and amendment date and used loan terms varying from six months to two years reflecting our estimation that repayment would require an orderly liquidation of Mr. Freibaum’s other assets. Accordingly, the compensation expense is measured as the difference between the fair value of the loan as compared to the face amount of the loan. Such calculated expense is measured and recognizable at the date of such advances and as of the date of amendment as there were no future service or employment requirements stated in the loan agreements. The total compensation expense is the aggregation of these fair value to face amount differences. Similar calculations were made for the advance to Mr. Michaels.

By analogy to SFAS 123(R), subsequent changes in fair value of the loan advances are not considered as (i) the credit risk implicit in the loans was considered on the date such loans were made and (ii) capital contributions are not typically re-measured under any applicable GAAP for subsequent market movements. The purpose of recording the charge is to recognize the value transferred to the employee and such value is measured on the date the transfer occurs. SFAS 123(R) specifically provides that a future change in the value of stock compensation transferred does not affect the amount of expense recognized, and therefore subsequent changes in the loan valuation should not be considered. As of the date of the issuance of the Company’s September 30, 2008 Form 10-Q, the loan to Mr. Freibaum had not been forgiven or modified and the lender advised us that they fully intended to pursue collection. Accordingly, no additional compensation expense is required to be considered. Finally, it also should be considered that, as of the date of the issuance of the Company’s September 30, 2008 Form 10-Q, Mr. Freibaum was not an employee or director of the Company and the advance to Mr. Michaels had been fully repaid. Any subsequent action by the lender with respect to the loan to Mr. Freibaum is a transaction entirely between the lender, an affiliate of a principal stockholder, that is independent of any current employee relationship.

We will record the cumulative correction of the compensation expense of approximately $15 million in the fourth quarter of 2008. Based on the timing of the loan advances and amendments, actual timing of recognition of compensation expense should have been approximately $0.3 million in 2007, and approximately $3.0 million, $0.1 million and $12.1 million, respectively, for each of the first three quarters of 2008. We have evaluated the impact of the compensation expense related to the extension of advances pursuant to the loan agreements and have concluded that such amount is immaterial on an iron curtain and rollover basis to our consolidated financial statements as a whole for all periods presented. Accordingly, we have also concluded that no restatements of prior period annual and quarterly financial statements are necessary.
As also requested in the Comment Letter, the Company specifically acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•	We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing addresses the comment raised in the Comment Letter. Nonetheless, if you have any questions or comments in the interim, please do not hesitate to call the undersigned at (312) 960-5175, or Scott Nelson at (312) 960-5842.
Respectfully submitted,
/s/ Edmund Hoyt
Edmund Hoyt
Chief Financial Officer
General Growth Properties, Inc.

Exhibit 99.1

News Release	General Growth Properties, Inc.
FOR IMMEDIATE RELEASE	110 N. Wacker Dr.
Chicago, Illinois 60606
312.960.5000 TEL
312.960.5484 FAX
CONTACT:
Tim Goebel
General Growth Properties, Inc
P: (312) 960-6325
Mike Pascale / Chuck Burgess
The Abernathy MacGregor Group
P: (212) 371-5999
GENERAL GROWTH ANNOUNCES MANAGEMENT CHANGES
-Company Intends to Market Certain Las Vegas Properties for Sale-
Chicago, Illinois, October 27, 2008 — General Growth Properties, Inc. (NYSE: GGP) today announced that two independent directors of the company will assume senior management positions effective immediately. Adam Metz will serve as interim Chief Executive Officer, and Thomas H. Nolan Jr. will serve as interim President, positions previously held by John Bucksbaum and Robert A. Michaels, respectively. Mr. Bucksbaum will continue to serve as Chairman and Mr. Michaels will continue to serve as Chief Operating Officer and a senior officer of the company. In order to maintain a majority of independent directors, Mr. Michaels has also given up his Board seat.
“Adam and Tom bring a wealth of real estate and finance experience to our company,” said Mr. Bucksbaum. “I fully support the Board of Director’s decision to have them join the senior management team given their deep knowledge of our industry and extensive relationships.”
“We recognize that we are facing unprecedented challenges in this economic environment, and we are committed to working with all our stakeholders to achieve a successful outcome to our strategic review process,” said Mr. Metz. “John and Bob remain committed to the company’s success and will continue to play important roles both in the strategic review process and in the ongoing operations of the company. Tom and I look forward to working with both of them.”
The company’s Board of Directors and management team, along with its financial and legal advisors, continue to be fully engaged in a comprehensive evaluation of all financial and strategic alternatives for the company, including but not limited to, asset sales, joint ventures, corporate level capital infusions, and broader strategic business combinations.
Along with other assets currently being marketed, the company’s Board of Directors and management team have elected to market for sale its portfolio of retail properties in Las Vegas, NV: Fashion Show Mall, Grand Canal Shoppes, and The Palazzo. Goldman, Sachs & Co. and Eastdil Secured will be jointly responsible for the marketing effort, which is expected to begin immediately. In conjunction with the sale process, the company is working with its syndicate of lenders on Fashion Show Mall and The

Palazzo to extend the November 28, 2008 maturity date. The company continues to remain current on all of its debt obligations.
Adam S. Metz, 47, is a founding partner of Polaris Capital LLC. Before founding Polaris, Mr. Metz was Executive Vice President and Chief Investment Officer of Rodamco, North America, with approximately $6 billion of real estate assets primarily in regional malls. Previously, he had been President, Chief Financial Officer and Director of Acquisitions for Urban Shopping Centers, Inc. where he worked from 1993 until its sale in 2000. Prior to joining Urban, he held positions in the Capital Markets group of JMB Realty and in the Commercial Real Estate Lending Group at The First National Bank of Chicago.
Thomas H. Nolan Jr., 51, was most recently a Managing Director of Trefethen & Co, a real estate advisory and investment firm. From 1984 to 2004, Mr. Nolan held various positions at AEW Capital Management LP, a national real estate investment advisor, including President and Senior Portfolio of the AEW Partners Group, the Private Equity division of AEW, as well as serving as a member of the firm’s Management and Investment Committees. At AEW, Mr. Nolan also represented institutional clients in the overall management of their real estate portfolios with services ranging from troubled debt restructuring to initial public offerings, including representing a client on the Partnership Committee of the Taubman Realty Group.
The Company also announced that it has recently come to the attention of the Board that an affiliate of a Bucksbaum family trust advanced unsecured loans to Mr. Michaels and Bernard Freibaum, the company’s former director and CFO, for the purpose of repaying personal margin debt relating to company stock. The loan to Mr. Michaels, which totaled $10 million, has been repaid in full. The loan to Mr. Freibaum, whose employment was terminated prior to the Board’s knowledge of these loans, totaled $90 million and has $80 million presently outstanding.
A review by the Company’s independent directors concluded that, while the failure to disclose the loans to the Company’s Board of Directors did not follow internal company policy, no company assets or resources were involved in the loans and that no laws or Securities and Exchange Commission rules were violated as a result of the loans.
ABOUT GENERAL GROWTH PROPERTIES, INC.
General Growth is a U.S.-based publicly traded Real Estate Investment Trust (REIT). The Company currently has ownership interest in, or management responsibility for, a portfolio of more than 200 regional shopping malls in 44 states, as well as ownership in master planned community developments and commercial office buildings. The Company’s portfolio totals approximately 200 million square feet and includes over 24,000 retail stores nationwide. The Company is listed on the New York Stock Exchange under the symbol GGP.
This press release contains forward-looking statements, including information regarding our expected liquidity and future financing and other transactions that have not yet closed. Actual results may differ materially from the results suggested by these forward-looking statements, for a number of reasons, including, but not limited to, the retail market, tenant occupancy and tenant bankruptcies, the level of indebtedness and interest rates, market conditions, land sales in the Master Planned Communities segment, the cost and success of development and re-development projects and our ability to successfully manage growth. Readers are referred to the documents filed by General Growth Properties, Inc. with the SEC, specifically the most recent report on Forms 10-K and 10-Q, which further identify the important risk factors which could cause actual results to differ materially from the forward-looking statements in this release. The Company disclaims any obligation to update any forward-looking statements.
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